FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 7, 2008

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	Press release entitled, “AUO Reports December 2007 Consolidated Revenue of NT$48.94 Billion, Full Year 2007 Revenue of NT$480.188 Billion”, dated January 7, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 7, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO Reports December 2007 Consolidated Revenue of NT$48.94 Billion, Full Year 2007 Revenue of NT$480.188 Billion

Hsinchu, Taiwan, January 7, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced December 2007 revenue with preliminary consolidated revenue of NT$48,940 million and unconsolidated revenue of NT$48,828 million; decreasing 8.4% and 8.5% respectively from the previous month.  On a year-over-year comparison, December 2007 consolidated and unconsolidated revenues increased by 73.6% and 73.5% correspondingly.

For the year ended December 31, 2007, unaudited consolidated revenue totaled NT$480,188 million, representing historical record breaking result with a significant 63.8% Y-o-Y increase. Meanwhile, unconsolidated revenue amounted to NT$479,727 million, representing a Y-o-Y growth of 63.7%.

In December 2007, shipments of large-sized panels used in desktop monitor, notebook PC, LCD TV and other applications reached around 7.39 million units, showing a 6.8% decrease from November 2007.  Shipments of small- and medium-sized panels totaled 16.22 million, representing a slight 0.4 % sequential decrease.

Preliminary shipments of large-sized panels for the fourth quarter of 2007 reached 23.21 million units, representing a 4.3% increase from last quarter. Shipments for small- and medium-sized panels increased to total 48.01 million units, revealing a 17.9 % sequential growth. Both broke the historical records.

As for the 2007 full-year unit shipments, large-sized panels reached 80.9 million units with a significant 65.9% Y-o-Y increase. Meanwhile, small- and medium-sized panels had a remarkable amount of 143.07 million units, revealing a Y-o-Y growth of 80.7%.

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
December 2007	48,940	48,828
November 2007	53,438	53,364
M-o-M Growth	(8.4%)	(8.5%)
December 2006	28,190	28,150
Y-o-Y Growth	73.6%	73.5%
Jan to Dec 2007	480,188	479,727
Jan to Dec 2006	293,107	293,028
Y-o-Y Growth	63.8%	63.7%

2

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, and AU Optronics (Shanghai) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.4%* of global market share with revenues of NT$480.188 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 3Q2007 WW Large-Area TFT-LCD Shipment Report dated Dec 10, 2007.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:
Rose Lee	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3204	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: rose.lee@auo.com	yawen.hsiao@auo.com